Exhibit 99.1

**SIGNATURE**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated 3/24/2026

**Apollo Direct Lending Fund II (Unlevered AIV), L.P.**

By: Apollo Direct Lending Advisors II, L.P., its general partner
By: Apollo Origination Advisors II GP, LLC, its general partner
By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

**Apollo Direct Lending Advisors II, L.P.**

By: Apollo Origination Advisors II GP, LLC, its general partner
By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

**Apollo Origination Advisors II GP, LLC**

By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

**APH Holdings (DC), L.P.**

By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

**Apollo Principal Holdings B GP, LLC**

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary